UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

U.S. Concrete, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90333L102

(CUSIP Number)

Whippoorwill Associates, Inc.

11 Martine Avenue

White Plains, New York 10606

Telephone: (914) 683-1002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333L102
1.	Names of Reporting Persons Whippoorwill Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,159,555
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,159,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,159,555
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4%*
14.	Type of Reporting Person (See Instructions) IA; CO

* Based on 13,989,663 shares of common stock outstanding as of August 6, 2014 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2014.

CUSIP No. 90333L102
1.	Names of Reporting Persons Shelley F. Greenhaus
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,159,555
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,159,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,159,555
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4%*
14.	Type of Reporting Person (See Instructions) IN; HC

* Based on 13,989,663 shares of common stock outstanding as of August 6, 2014 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2014.

CUSIP No. 90333L102
1.	Names of Reporting Persons Steven K. Gendal
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,159,555
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,159,555

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,159,555
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4%*
14.	Type of Reporting Person (See Instructions) IN; HC

* Based on 13,989,663 shares of common stock outstanding as of August 6, 2014 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2014.

The following constitutes Amendment No. 8 to the statement on Schedule 13D previously filed by the undersigned on January 3, 2012, as amended by Amendment No. 1 thereto filed on February 27, 2012, by Amendment No. 2 thereto filed on February 28, 2012, by Amendment No. 3 thereto filed on December 26, 2012, by Amendment No. 4 thereto filed on March 22, 2013, by Amendment No. 5 thereto filed on June 20, 2013, by Amendment No. 6 thereto filed on May 22, 2014, and by Amendment No. 7 thereto filed on June 23, 2014 (the “Schedule 13D”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, and/or supplemented by information contained in this Amendment No. 7. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) Based on 13,989,663 shares of common stock outstanding as of August 6, 2014 reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 8, 2014, as of September 15, 2014, Whippoorwill is the beneficial owner of an aggregate of 2,159,555 Common Shares, representing 15.4% of the Common Shares.

The Common Shares disclosed herein as beneficially owned by Whippoorwill are held for the account of various funds and third party accounts (the “Accounts”) for which Whippoorwill has discretionary authority and acts as investment manager.

Each of Mr. Greenhaus, as President and Principal of Whippoorwill, and Mr. Gendal, as Principal of Whippoorwill, may be deemed to beneficially own all the Common Shares beneficially owned by Whippoorwill.

(b) See Items 7 through 10 of the cover page of the Schedule 13D for each Reporting Person.

(c) During the 60 days prior to the filing of this Schedule 13D, the Accounts sold 262,400 Common Shares in transactions that were effected through one or more brokers in the market. These sales are listed in Exhibit B attached hereto and incorporated herein by reference.

(d) The Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported as beneficially owned by Whippoorwill. The following Account beneficially owns more than 5% of the Common Shares: WellPoint, Inc., an Indiana corporation.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement (previously filed).

Exhibit B – Transactions in the Common Shares.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014

WHIPPOORWILL ASSOCIATES, INC		Shelley F. Greenhaus	Steven K. Gendal

By:	/s/ Shelley F. Greenhaus	/s/ Shelley F. Greenhaus	/s/ Steven K. Gendal
Name: Shelley F. Greenhaus
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT B

TRANSACTIONS IN THE COMMON SHARES

Set forth below is a list of the Reporting Persons' transactions in the Common Shares which have been effected in the past 60 days in the ordinary course of business.

Trade Date	Purchase or Sale[1]	Quantity	Share Price
9/11/2014	Sale	100,000	$26.00
9/12/2014	Sale	162,400	$26.00

1 The Common Shares sold were held by Whippoorwill Distressed Opportunity Fund, L.P., Whippoorwill Associates, Inc. Profit Sharing Plan, Whippoorwill Institutional Partners, L.P., Whippoorwill Offshore Distressed Opportunity Fund, Ltd., and WellPoint, Inc.